November 14, 2018

Chris Ahern
CEO
ZAGG Inc
910 West Legacy Center Way
Suite 500
Midvale, Utah 84047

       Re: ZAGG Inc
           Registration Statement on Form S-3
           Filed November 8, 2018
           File No. 333-228262

Dear Mr. Ahern :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products